UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

Commission File No. 1-8491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d'Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	F-4

	Statements of Net Assets Available for Benefits	F-6

	Statements of Changes in Net Assets Available for Benefits	F-7

	Notes to Financial Statements	F-8

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End	F-16

Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.

(b)	Exhibits:

23 Consent of BDO USA, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ Lindsay A. Hall	Date:	June 25, 2020
Lindsay A. Hall, Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Hecla Mining Company Capital Accumulation Plan

Coeur d’ Alene, Idaho

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2002.

Spokane, Washington

June 25, 2020

Hecla Mining Company Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31,	2019	2018

Assets

Investments, at Fair Value
Money market fund	$5,204,250	$5,049,312
Mutual funds	105,001,912	77,734,128
Hecla Mining Company common stock fund	17,488,022	8,588,084

Total Investments	127,694,184	91,371,524

Receivables
Employer contributions	1,202,693	973,505
Notes due from participants	2,717,630	2,590,761

Total Receivables	3,920,323	3,564,266

Net Assets Available for Benefits	$131,614,507	$94,935,790

See accompanying summary of significant accounting

policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2019	2018

Investment Income
Interest income	$114,449	$88,843
Dividend income	3,084,172	3,249,189
Net appreciation (depreciation) in fair value of investments	21,106,002	(13,042,122)

Total Investment Income (Loss)	24,304,623	(9,704,090)

Interest Income from Notes Due from Participants	146,923	126,784

Contributions
Participants	6,920,479	6,359,193
Employer matching	4,097,423	3,705,014
Rollovers	959,472	479,370

Total Additions to Net Assets	36,428,920	966,271

Deductions
Distributions to participants	(9,203,589)	(5,849,281)
Administrative expenses	(26,232)	(22,081)

Total Deductions to Net Assets	(9,229,821)	(5,871,362)
Transfer in from Klondex Mines Gold & Silver Mining Company 401(k) Plan	9,479,618	—

Net increase (decrease) in net assets available for benefits	36,678,717	(4,905,091)
Net Assets Available for Benefits
Beginning of year	94,935,790	99,840,881

End of year	$131,614,507	$94,935,790

                                                                     See accompanying summary of significant accounting

policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

1. Summary of Accounting Policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and unrealized appreciation and depreciation on investments. Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Due from Participants

Notes due from participants are valued at their unpaid principal balance plus accrued interest. The Plan considers all notes receivable from participants at the end of a calendar quarter, following a calendar quarter for which there is any outstanding payment due, as in default. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statements of changes in net assets available for benefit.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The fair value of the Plan’s investment in Hecla Mining Company common stock fund (or “Hecla Common Stock Fund”) amounted to $17,488,022 and $8,588,084, including money market funds of $35,120 and $32,440, as of December 31, 2019 and 2018, respectively. Such investments represented 14.3% and 9.0% of the Plan’s total net assets available for Plan benefits as of December 31, 2019 and 2018, respectively. For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2019, Form 10-K of Hecla Mining Company filed with the Securities and Exchange Commission.

Plan Merger

On July 20, 2018, Hecla Mining Company acquired all of the issued and outstanding shares of Klondex Mines Ltd. (“Klondex”). A subsidiary of Klondex, Klondex Mines Gold & Silver Mining Company, maintained a 401(k) plan for its U.S. employees. During 2019, the Klondex 401(k) plan was merged with the Plan, resulting in a transfer into the Plan totaling $9,479,618, inclusive of $198,357 of notes due from participants.

2. Description of Plan

The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the most recent version of the summary Plan description and the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) code section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are residents of the United States are immediately eligible to enroll in the plan upon employment. Non-resident aliens that have no earned income from the Company within the U.S., hourly employees at the Company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and employees engaged through lease arrangements are not allowed to participate in the Plan.

Contributions

The Plan allows eligible employees to contribute from 1% to 50% of their compensation. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $19,000 and $18,500 for the years ended December 31, 2019 and 2018, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed $6,000 for the years ended December 31, 2019 and 2018, respectively. Contributions may be suspended at any time upon thirty days written notice by the participant, with reinstatement and changes in suspended contributions effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The Company makes matching contributions equal to 100% of deferred contributions, up to 6% of the participant’s compensation. Upon payment of matching contributions in common stock by the Company, the common stock is converted to shares of the Hecla Common Stock Fund in each eligible participant’s account having value equal to their matching contribution. The number of shares of the Company’s common stock paid for matching contributions and the conversion to shares of Hecla Common Stock Fund are each based on the closing prices on a day during the first week following the quarter end. The specific day used for each depends on the timing of processing. Upon receipt, participants may reallocate their investment in the Hecla Common Stock Fund into the other investment options offered by the Plan, subject to customary blackout restrictions as applicable. The Company made $4,097,423 and $3,705,014 of non-cash employer matching contributions during the years ended December 31, 2019 and 2018, respectively.

The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2019 and 2018, the Company did not make any discretionary profit sharing contributions.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Participants may direct the investment of their account balances into the investment options offered by the Plan. Currently, the Plan offers twenty-two investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Vesting

Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement. When terminated, participants receive a notice of options with regards to their account approximately 30 days from the date of termination. Participants or their beneficiaries receive payment of benefits as follows: (a) balances of less than $1,000 in cases in which the participant or beneficiary did not take alternative action are distributed as a cash payment, (b) balances of between $1,000 and $5,000 in cases in which the participant or beneficiary did not take alternative action are automatically rolled over into an Individual Retirement Account, or (c) balances greater than $5,000 may be kept in the Plan until a determined distribution date, rolled over, or distributed in installments, as opted by the participant or beneficiary. Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan. A participant’s contributions are suspended for six months after receipt of a withdrawal made upon circumstances of financial hardship.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Notes Due from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000, minus the highest outstanding loan balance or balances, if any, the participant had at any one time during the one-year period ending immediately before the date of the new loan, or (b) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, which currently range from 4.25% to 6.50%. Principal and interest are repaid ratably through payroll deductions over periods ranging up to 5 years, unless the loan is for the purchase of the participant’s principal residence, in which case the Plan Administrator may permit a longer repayment term up to 15 years. Each participant may have up to, but no more than, two notes outstanding at any one time.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Certain administrative expenses are paid from Plan assets and include loan, distribution, withdrawal and other fees. Investment related expenses paid to investment advisors and others described in each fund prospectus or other published documents are deducted by the investment funds or accounts prior to the allocation of the Plan’s investment earnings activity; these expenses are therefore included in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

3. Investments

All of the Plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the Company. Participants may invest in one or more of the various mutual funds, money market funds, and the Hecla Mining Company common stock fund sponsored by the Trustee.

4. Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine.

5. Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

6. Income Tax Status

The Plan uses a prototype plan and trust document created by the Vanguard Group. The Vanguard Group received a Determination Letter from the IRS dated May 28, 2014, informing it that the prototype plan and trust document are qualified and exempt under Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the Vanguard Group determination letter, management of the Company and the Plan Administrator believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, the Company and the Plan Administrator believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2016.

7. Fair Value Measurement

The Plan utilizes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted net assets and liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following is a description of the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Fund—The fair values of the Money Market Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Mutual Funds—The fair values of the Mutual Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Hecla Common Stock Fund —The fair value of the Hecla Common Stock Fund is determined through a combination of the quoted share price on an active market for the common stock of Hecla Mining Company and the valuation of cash equivalents held in the fund.  The Hecla Common Stock Fund is included in Level 2 of the fair value hierarchy.

There have been no changes in the methodology used at December 31, 2019 and 2018. The Plan held no assets as of December 31, 2019 and 2018 included in Level 3 of the fair value hierarchy.

The tables below set forth the Plan’s assets that were accounted for at fair value as of December 31, 2019 and 2018, and the fair value calculation input hierarchy level that applies to each asset category.

Description	Balance at December 31, 2019	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds	$105,001,912	$105,001,912	$—

Money Market Funds	5,204,250	5,204,250	—

Hecla Common Stock Fund	17,488,022	—	17,488,022

Total	$127,694,184	$110,206,162	$17,488,022

Description	Balance at December 31, 2018	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds	$77,734,128	$77,734,128	$—

Money Market Funds	5,049,312	5,049,312	—

Hecla Common Stock Fund	8,588,084	—	8,588,084

Total	$91,371,524	$82,783,440	$8,588,084

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

8. Subsequent Events

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan’s financial statements.

Supplemental Schedule

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (As of December 31, 2019)

			EIN: 77-0664171
			Plan Number: 004
			Form: 5500
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Value
*	American Funds Growth Fund of America; R-4 Class	Mutual fund consisting of 86,620 shares	**	$ 4,383,849
*	Artisan International Fund, Investor Class	Mutual fund consisting of 54,885 shares	**	1,825,462
*	Vanguard 500 Index Fund Investor Shares	Mutual fund consisting of 17,731 shares	**	5,265,357
*	Vanguard Federal Money Market Fund	Cash equivalent at various int. rates averaging 2.23% in 2019	**	5,204,250
*	Vanguard Growth and Income Fund Investor Shares	Mutual fund consisting of 92,716 shares	**	4,819,356
*	Vanguard Small-Cap Value Index Fund Admiral Shares	Mutual fund consisting of 13,297 shares	**	783,047
*	Vanguard Strategic Equity Fund	Mutual fund consisting of 90,273 shares	**	3,018,724
*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 204,331 shares	**	3,101,746
*	Vanguard Target Retirement 2020 Fund	Mutual fund consisting of 262,304 shares	**	8,532,737
*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 1,076,478 shares	**	21,357,325
*	Vanguard Target Retirement 2030 Fund	Mutual fund consisting of 313,462 shares	**	11,425,664
*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 495,310 shares	**	11,154,374
*	Vanguard Target Retirement 2040 Fund	Mutual fund consisting of 175,281 shares	**	6,858,733
*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 284,617 shares	**	7,030,023
*	Vanguard Target Retirement 2050 Fund	Mutual fund consisting of 175,300 shares	**	6,971,651
*	Vanguard Target Retirement 2055 Fund	Mutual fund consisting of 58,372 shares	**	2,521,070
*	Vanguard Target Retirement 2060 Fund	Mutual fund consisting of 22,034 shares	**	840,814
*	Vanguard Target Retirement 2065 Fund	Mutual fund consisting of 3,128 shares	**	75,227
*	Vanguard Target Retirement Income	Mutual fund consisting of 63,924 shares	**	898,129
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual fund consisting of 195,005 shares	**	2,152,853
*	Vanguard Total International Bond Index Fund Investor Shares	Mutual fund consisting of 1,832 shares	**	20,717
*	Vanguard Windsor II Fund Investor Shares	Mutual fund consisting of 53,971 shares	**	1,965,053
*	Hecla Mining Co Stock Fund	Common stock of the Company consisting of 427,267 shares, par value of $0.25	**	17,488,022
*	Loan Fund	340 loans from participants with interest rates ranging from 4.25% to 6.50% maturing through May 8, 2048	**	2,717,630

* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.